January 22, 2008
Via EDGAR and Overnight Mail
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-7010
Attention: H. Christopher Owings, Assistant Director

Re:	Western Gas Partners, LP
Amendment No. 1 to Registration Statement on Form S-1
Filed December 26, 2007
File No. 333-146700
Dear Mr. Owings:
     On January 16, 2008, Western Gas Partners, LP (the “Partnership” or “we”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of Amendment No. 1 (“Amendment No. 1) to Registration Statement on Form S-1 (the “Registration Statement”). Simultaneously with the filing of this letter, we have filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Prospectus Cover Page
1.	Please disclose the offering price for the common units in your next amendment.

Response: We acknowledge the Staff’s comment and have included the offering price range on the Prospectus cover page.
Summary historical and pro forma financial and operating data, page 13
Non-GAAP Financial Measure, page 16
2.	Please include a footnote to the table on page 17 that reconciles net cash provided by operating activities for the nine months ended September 30, 2007 and year ended December 31, 2006 to the pro forma amounts presented for these periods.

Response: We acknowledge the Staff’s comment and have added the requested footnote to the table. Please see page 17.

Securities and Exchange Commission
January 22, 2008

Our cash distribution policy and restrictions on distributions, page 45
Assumptions and Considerations, page 54
3.	We reviewed your responses to comments 14, 16 and 17 in our letter dated November 9, 2007 and the revisions to your disclosure. It is still unclear to us whether estimated total operating revenue in the partnership statement of estimated adjusted EBITDA on page 53 includes natural gas and other revenues as your assumptions related to total operating revenue do not refer to natural gas and other revenues. Also, it is unclear to us why you include cost of product as a reduction of total operating revenues and disclose assumptions related to condensate margin, as opposed to separately disclosing condensate revenue and cost of product. In addition, it appears that cost of product is included in both condensate margin and operating and maintenance expenses. Please advise or revise to present natural gas and other revenues, condensate revenue and cost of product on a basis consistent with the historical financial statements included in the filing.

Response: We acknowledge the Staff’s comment and, in order to clarify the components of our estimated adjusted EBITDA, we have substantially revised the table on page 53. Projected revenues for gathering and transportation, condensate and natural gas are now being shown separately on a basis consistent with our historical financial statements. In addition, cost of product is now being presented as a separate line item. In our original presentation, cost of product was netted against condensate sales to produce the condensate margin as described on page 55. In turn, our original presentation included condensate margin as part of the total revenue line. For purposes of clarification, cost of product was not and is not included in operating and maintenance expense. The effect of these changes above is to increase revenues by $4.2 million and increase expenses by $4.2 million. There was no change to net income, estimated adjusted EBITDA or estimated cash available for distribution. We believe that presenting condensate margin is beneficial to investors as the measure is a commonly-used year-to-year comparative measure.
Selected historical and pro forma financial and operating data, page 72
4.	The reconciliation of adjusted EBITDA to the most directly comparable financial measures calculated and presented in accordance with GAAP is included in summary historical and pro forma financial and operating data under the non-GAAP financial measure heading on page 16. Please revise the reference in footnote (1) on page 74 accordingly.

Response: We acknowledge the Staff’s comment and have revised the cross-reference accordingly. Please see page 74.
Pro forma combined statement of income, page F-4
5.	We note the revisions to your disclosure in response to comment 32 in our letter dated November 9, 2007. Please explain to us why your allocation of net income to the ownership classes and related per unit amounts are not based on the contractual terms of the partnership agreement relating to cash distributions, which provide a minimum quarterly distribution to common units before distributions on subordinated units. Otherwise, please revise your allocation of pro forma net income to unit holders and related per unit amounts based on the contractual terms of the partnership agreement. Any revisions should also be reflected in summary historical and pro forma financial and operating data on page 14 and selected historical and pro forma financial and operating data on page 73.

Response: We acknowledge the Staff’s comment and have revised page F-4 and the corresponding data on pages 14 and 73.

Securities and Exchange Commission
January 22, 2008

     Please direct any questions or comments regarding the foregoing to me at (832) 636-1000 or David P. Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Sincerely, Western Gas Partners, LP
By:	Western Gas Holdings, LLC,
its general partner

/s/ ROBERT G. GWIN
Robert G. Gwin
President, Chief Executive Officer and Director

cc:      David P. Oelman, Vinson & Elkins L.L.P.